LOWENSTEIN SANDLER PC
1251 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10020
October 8, 2009
VIA EDGAR AND OVERNIGHT COURIER
Ms. Amanda Ravitz
Branch Chief — Legal
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: Cambium-Voyager Holdings, Inc.
Registration Statement on Form S-4
Filed August 6, 2009
File No. 333-161075
Dear Ms. Ravitz:
     On behalf of Cambium-Voyager Holdings, Inc. (“Holdings”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 1 (the “Amendment”) to the above-referenced registration statement on Form S-4 (the “Registration Statement”) relating, among other things, to the registration of shares of Holdings common stock and warrants to purchase additional shares of Holdings common stock issuable in the proposed merger of Voyager Learning Company (“Voyager”) with a newly formed, wholly owned subsidiary of Holdings and the proposed merger of VSS-Cambium Holdings II Corp. (“Cambium”) with another newly formed, wholly owned subsidiary of Holdings, with Voyager and Cambium each thereupon becoming a wholly owned subsidiary of Holdings. The Registration Statement has been revised in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Commission contained in your letter (the “Comment Letter”) dated September 3, 2009, and to reflect other updating changes. In connection with this letter and the filing of the Amendment, we are sending to the Commission, by overnight courier, three (3) courtesy copies of the Amendment marked to show changes from the Registration Statement as filed on August 6, 2009, and three (3) clean courtesy copies of the Amendment.
     The Staff’s comments have been retyped in italics below, and are followed by responses based on information provided to us by Voyager and Cambium and their respective advisors. Unless otherwise specified, all page numbers referenced in our responses refer to the marked copy of the Amendment (as distinguished from page references in the Staff’s comments, which refer to the initially filed Registration Statement).
General
1.	Because Cambium has already signed the merger agreement, it appears that an investment decision has already been made by Cambium’s sole stockholder. Thus, it does not appear that the company can register the initial issuance of the common stock to be issued to Cambium on this S-4 registration statement, but instead must complete such issuance privately. Please advise.
Response 1: We provide this response following a brief telephone conversation with the Staff seeking clarification of the Staff’s concerns that generated this comment. In short, we understand that the Staff is concerned that Cambium’s execution of the merger agreement constitutes an approval, and thus an investment decision, with respect to the merger agreement by its sole stockholder, VSS-Cambium Holdings III, LLC (Holdings III). Please note that while Cambium executed the merger agreement, Holdings III did not do so. Cambium’s execution of the merger agreement was approved by Cambium’s board of directors only, and not its stockholder. Holdings III has not executed the merger agreement. Rather, Holdings III entered into a voting and support agreement at the time the merger agreement was executed, in which Holdings III agreed, at the time of the Voyager stockholder meeting, to vote its shares of Cambium in favor of the merger and the merger agreement. Since Holdings III has not executed the merger agreement, the initial issuance of common stock to be issued to it in the merger transaction should be permitted to be included in the Registration Statement.
Cover Page
2.	Please disclose the number of common shares you are offering pursuant to this prospectus. Refer to Item 501(b)(2) of Regulation S-K.
Response 2: Item 501(b)(2) of Regulation S-K requires disclosure of the itemized information if the information applies to the particular offering. Disclosure of the number of shares being offered is relevant to an underwritten offering of securities or sales by selling security holders, as reflected in portions of Item 501(b)(2), neither of which apply to the Registration Statement. We do not believe the disclosure required by Item 501(b)(2) applies to a business combination, especially in an instance in which the number of shares to be issued is not fixed. We respectfully submit that, in the context of a business combination, it is customary to disclose on the cover page the number of shares to be issued upon conversion of one share of a stockholder’s existing shares, as we have done.

3.	Please disclose whether the securities are listed on any national securities exchange or the Nasdaq Stock Market and name the particular market and identify the trading symbol. Refer to Item 501(b)(4) of Regulation S-K.
Response 3: The requested disclosure has been inserted on the cover page of the proxy statement/prospectus.
4.	Please include a cross-reference to your risk factors section including the page number where the risk factor section begins in the proxy statement/prospectus. Please highlight this reference in prominent type or in another manner. Refer to Item 501(b)(5) of Regulation S-K.
Response 4: The requested disclosure has been inserted on the cover page of the proxy statement/prospectus.
5.	Please include on the cover page the legend of the Securities and Exchange Commission as set forth in Item 501(b)(7) of Regulation S-K.
Response 5: The legend has been inserted on the cover page of the proxy statement/prospectus.
6.	Please state the approximate date on which the proxy statement and form of proxy are first sent or given to security holders. Refer to Item 1(b) of Schedule 14A and Item 18(a)(1) of Form S-4.
Response 6: The approximate date on which the proxy statement/prospectus is first being mailed to Voyager’s stockholders has been inserted on the cover page of the proxy statement/prospectus.
Cautionary Statement Regarding Forward-Looking Statements, page vii
7.	Since the Private Securities Litigation Reform Act of 1995 does not apply to issuers that are not subject to Section 13(a) or Section 15(d) of the Exchange Act at the time such statements are made, please remove the reference to the Private Securities Litigation Reform Act. Refer to Section 27A of the Securities Act.
Response 7: The reference to the Private Securities Litigation Reform Act of 1995, which had appeared in the first sentence under the caption “Cautionary Statement Regarding Forward-Looking Statements,” has been deleted. Please see page vii of the Amendment.
8.	Refer to the final sentence of the penultimate paragraph on page viii. Please revise throughout to disclose any changes in the board of directors’ reasons for the merger and descriptions of the opinions of Voyager’s financial advisors.
Response 8: After further review, we believe that the paragraph cited by the Staff is unnecessary. As a result, Holdings has deleted the paragraph.

Questions and Answers About the Mergers, page 1
What will I receive in the merger? page 1
9.	Revise the final paragraph under this heading to provide the basis for your per share minimum and maximum estimates of the amounts to be paid out under the tax refund distribution and CVR.
Response 9: We have added language to the final paragraph to provide the explanation requested by the Staff. We have also added clarifying language at the end of the last bullet. Please see pages 1 and 2 of the Amendment.
What percentage of Holdings will be owned by the former stockholders of Voyager? Page 2
10.	Please disclose the percentage of Holdings that Voyager stockholders will hold if the Holdings Warrant is exercised.
Response 10: We have inserted a new table to reflect a range of percentages of Holdings common stock that Voyager stockholders will hold if the Holdings Warrant is exercised at specified levels. We are presenting a range, rather than a specific percentage, because the parties will not be able to determine the exact number of shares covered by the Holdings Warrant until the expiration of the Holdings Warrant, given the variables that must be considered. The variables are described under the caption “THE MERGER AGREEMENT — Merger Consideration — Cambium Consideration.” We have assumed as a base amount the number of shares of common stock that would be issuable based on the events that have transpired through August 31, 2009. By virtue of the fact that an equity cure payment of $3,000,000 was made during August 2009 and the occurrence of other events, the base amount contemplates that there will be 528,306 shares issuable pursuant to the Holdings Warrant. In the unlikely but possible event that Cambium’s stockholder contributes an additional $5,000,000 to reduce debt prior to the closing, the number of shares covered by the Holdings Warrant would increase to 1,297,536. We have presented this figure as the “Likely Maximum Amount.” We have presented the midpoint of the Base Amount and the Likely Maximum Amount as a third datapoint. Please see page 3 of the Amendment.
11.	We note from the discussion on page 10 that Holdings was formed in 2009 and will serve as the holding company for Cambium and Voyager following the completion of the merger. Please provide an explanatory note on the index to the financial statements explaining why financial statements for Holdings have not been included in the registration statement.
Response 11: An explanatory note has been added on the index to financial statements to explain why financial statements for Holdings have not been included. Please see page F-1 of the Amendment.
Parties to the mergers; Cambium, page 10

12.	We note that the Holdings III Merger Transactions and certain transactions to restructure Voyager will occur prior to the effective time of the mergers. Please provide a brief explanation of the purposes and effects of these restructuring transactions. In addition, discuss the risks to your credit agreements related to the restructuring transactions.
Response 12: We have added a paragraph in the Summary explaining the reasons for the restructuring. We have also added a cross-reference to a revised risk factor that discusses the effects on the credit agreements should the lenders take a position contrary to the conclusions reached both by Holdings and the administrative agents under Cambium Learning’s credit agreements. Finally, we have added explanatory paragraphs before the second set of diagrams presented in the proxy statement/prospectus. Please see pages 10, 36 and 55 of the Amendment.
Financial Synergies, page 12
13.	Provide the basis for your estimate that there will be $10 million per year in cost savings resulting from the merger.
Response 13: In reaching its conclusion that $10 million per year in cost savings will result from the mergers, Holdings examined departmental level spending of Voyager and Cambium, including both employee-related expenses and non-employee-related expenses. Management aligned the two companies’ projected 2009 spending so that groups that conducted common activities could be compared. Using its understanding of the resources that would be required of a combined business entity, in each functional area Holdings made a determination regarding the reductions that would be possible as staffing levels were reduced and duplicative non-employee spending was eliminated. The $10 million estimate is an aggregated sum of those reductions. Both Voyager and Cambium conducted similar studies on an independent basis and obtained similar results. Finally, historical cost savings realized in other mergers in Holdings’ industry provided to Holdings by a third party consultant confirmed the reasonableness of Holdings’ estimated cost savings.
Interests of Certain Persons in the Mergers, page 15
14.	Please disclose the aggregate amounts to be paid to the directors and executive officers of Voyager as a result of the merger. We suggest a table format. In addition, revise to summarize and quantify any direct or indirect benefits to VSS, including rights under the proposed stockholders agreement.
Response 14: We have revised the disclosure under “Interests of Certain Persons in the Mergers” to include a table showing the aggregate amounts expected to be paid to the directors and executive officers of Voyager in severance, retention, change in control and/or other payments, as a result of the merger. Please see page 16 of the Amendment.

We have also revised the disclosure under the same caption to address the benefits to VSS other than in its capacity as the controlling equity owner of Cambium’s parent. Please see page 17 of the Amendment.
15.	Revise the final bullet point under this heading to describe the benefit that will accrue to Cambium Learning’s officers.
Response 15: The final bullet point under the heading “Interests of Certain Persons in the Mergers” has been revised to include a description of the benefit that will accrue to Cambium Learning’s officers who are participants in the management incentive plan. Please see page 16 of the Amendment.
Comparative Historical and Unaudited EBITDA and Adjusted EBITDA Data, page 24
16.	We note the presentation of the non-GAAP measures EBITDA and Adjusted EBITDA on pages 24 and 25 of the registration statement. Please revise the discussion on pages 24 and 25 to indicate whether these non-GAAP measures are used by the Company as measures of operating performance or as measures of liquidity. Also, please expand the disclosures on pages 24 and 25 to explain in further detail how these measures are used by the Company’s management for assessing operating performance or liquidity, Refer to the guidance in Item 10(e) of Regulation S-K.
Response 16: We have added language providing the information regarding non-GAAP measures requested by the Staff. We have also revised our disclosure to indicate that Holdings generally uses these non-GAAP measures as measures of operating performance and not as measures of the Company’s liquidity. Please see page 25 of the Amendment.
17.	In the discussion of your Risk Factors on page 34, we note that a minimum Adjusted EBITDA is specified in the covenants of your mezzanine credit facility. Please revise the discussion here and elsewhere in the registration statement where the EBITDA covenant is discussed to explain how Adjusted EBITDA is calculated and how such calculation of EBITDA differs from that presented here. Also, please expand your disclosure wherever this measure is presented, to indicate the materiality of the credit facility and the covenant, the amount or limit required by the covenant, and whether or not the Company is in compliance with the covenants once this is determined for the period ended June 30, 2009. Please update all relevant sections of the document accordingly.
Response 17: We have inserted in the Summary, under the caption “Comparative Historical and Unaudited EBITDA and Adjusted EBITDA,” a detailed reconciliation of the differences between Adjusted EBITDA as reflected in the proxy statement/prospectus and the calculation required for the credit facility. Please see page 25 of the Amendment. We have cross-referenced to this reconciliation in each instance where the EBITDA covenant is discussed;

specifically, we have made the change in the following sections of the proxy statement/prospectus:

Page of the
Caption	Amendment
Comparative Historical and Unaudited EBITDA and Adjusted EBITDA	25

RISK FACTORS — Cambium was in non-compliance with the financial covenants in its senior and mezzanine credit facilities for the period ended June 30, 2009 and was required to make a payment of $3.0 million to cure the covenant default	36

THE MERGER AGREEMENT — Cambium’s Credit Agreements	119

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR CAMBIUM — Liquidity and Capital Resources — Long-term debt	210
In each such disclosure, we have indicated the materiality of the credit agreement and the covenant, as well as the other items requested in the Staff’s comment.
Risk Factors, page 27
Voyager’s obligation to pay a termination fee, page 27
18.	Revise to discuss Cambium’s termination fee obligations, which are lower than Voyager’s.
Response 18: This risk factor has been revised to include a discussion of Cambium’s termination fee obligations under the merger agreement. Please see page 29 of the Amendment.
The existence of a majority stockholder may adversely affect, page 31,
19.	Revise to include a discussion of VSS’s preemptive rights and additional purchase rights currently discussed in the fourth paragraph on page 32.

Response 19: This risk factor has been revised to include a discussion of the preemptive rights and additional purchase rights of VSS-Cambium Holdings III, LLC (the anticipated majority stockholder of Holdings following the closing of the mergers) and funds managed or controlled by VSS under the terms of the stockholders agreement. Please see page 33 of the Amendment.
The lenders under Cambium Learning’s senior and mezzanine credit agreements, page 33
20.	Explain why you decided not to seek the approval of Cambium’s lenders and what impact this might have on your ability to get future loans. To the extent the lenders find the mergers constitute an event of default under the credit agreements, please discuss whether you and your subsidiaries would have enough cash on hand to repay the credit agreements in full.
Response 20: This explanation has been provided in introductory paragraphs to the second set of diagrams under the caption “THE MERGERS — Diagrams — Repositioning the Owner of Cambium.”
Cambium expects that it will be in non-compliance with the financial covenant, page 34
21.	Please update this risk factor since the June 30 measurement date has passed. Please also disclose whether Cambium expects to be in compliance with these credit facilities for the period ended September 30, 2009.
Response 21: This risk factor and several other comparable disclosures in the Registration Statement have been revised to reflect that Cambium was in non-compliance with financial covenants on the basis of operations through June 30, 2009 and that this non-compliance was cured through the timely payment of $3,000,000 to the lenders. Holdings has also disclosed its expectation that Cambium will be in compliance for the quarter ended September 30, 2009 and for the quarter ending December 31, 2009. Please see page 36 of the Amendment.
The Special Meeting of Voyager Stockholders, page 43
Solicitation of Proxies and Expenses, page 47
22.	We note that proxies may be solicited by telephone or other electronic means or in person. Confirm that you will file all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone. Additionally, please define what is meant by “other electronic means.”
Response 22: Voyager confirms that it will file all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone. We have revised the Registration Statement to clarify that “other electronic means” refers to solicitations by the Internet or facsimile transmission. Please see page 50 of the Amendment.
The Mergers, page 48
Background of the Mergers, page 62

23.	Please send us copies of the board books and any other materials provided by the financial advisors to assist the board in evaluating the transaction.
Response 23: Copies of the portions of the Voyager board books relevant to the transaction, other than materials subject to the attorney-client privilege, and other materials provided by the financial advisors to assist the board in evaluating the transaction have been provided separately under a request for confidential treatment of those materials.
24.	Refer to the third paragraph on page 63. Expand your disclosure to provide the reasons for the reduced offer price.
Response 24: Holdings has expanded the disclosure to indicate that the reduced price reflected the due diligence undertaken by Cambium and VSS as well as their knowledge of the industry and the economic environment. Please see page 67 of the Amendment.
25.	We note the last sentence in the last full paragraph on page 63 notes that the “proposed revised valuation indications...were not competitive with the transaction contemplated with VSS.” Please provide a discussion of why these two proposed revised valuation indications were found to be uncompetitive with the transaction contemplated with VSS. Also clarify whether the other 2 parties broke off discussions exclusively because of market conditions and if so, why they provided the revised valuation indications.
Response 25: We have revised the referenced language to indicate that the revised valuation indications were too low to be competitive, and to clarify that negotiations with these parties terminated when these non-competitive valuation indications were submitted. Please see page 67 of the Amendment
26.	Please disclose whether Voyager had discussions with any parties with respect to a possible transaction from May 7, 2008 through August 18, 2008.
Response 26: We have revised the “Background of the Mergers” section of the Registration Statement to indicate that negotiations continued with two parties other than VSS between May 7, 2008 and the termination of those negotiations in December 2008. Please see page 68 of the Amendment.
27.	Please discuss the reasons VSS and Cambium Learning wanted to structure the transaction as a merger instead of a tender offer.
Response 27: We have explained why the transaction was structured as a merger rather than as a tender offer. Please see page 68 of the Amendment.
28.	Please revise to expand your discussion regarding the negotiation of the principal terms of the merger, including providing more background information on how the merger consideration was determined. Clarify in the last full paragraph on page 64 who proposed the merger consideration. Additionally, please provide a discussion of why the amount of cash available to Voyager stockholders was capped at a maximum of $67.5 million even if Voyager’s available cash at the closing of the mergers exceeds that amount.
Response 28: We have revised the discussion of the negotiation of the principal terms of the merger to include additional detail with respect to the negotiation of the merger consideration. Please see page 68 of the Amendment.
29.	Please revise to expand Voyager’s reasons for determining that a solvency opinion of the combined company was needed.
Response 29: We have revised the “Background of the Mergers” section of the Registration Statement to explain why the Voyager board of directors sought a solvency opinion. Please see page 70 of the Amendment.
Cambium’s and Holdings’ Reasons for the Mergers, page 67
30.	The factors supporting or not supporting the merger must be explained in enough detail for investors to understand. Conclusory statements or listing of generalized areas of consideration, such as “the historical market prices and trading information with respect to Voyager’s common stock” or “the historical financial and operational performance of each of Cambium and Voyager” are not acceptable. Please revise this section to explain how each of the factors listed support or do not support the decision to approve the merger and quantify those factors which can be quantified. Please similarly revise the section for Voyager beginning on page 69.
Response 30: We have revised both the Cambium and Voyager descriptions to eliminate conclusory statements, to add additional detail where necessary to assure that the factors listed indicate how they support or do not support the decision to approve the mergers, and to quantify those factors which can be quantified. Please see pages 72 and 73 of the Amendment with respect to Cambium and please see pages 75 and 76 of the Amendment with respect to Voyager.
31.	Disclose whether the board considered the need to obtain lender approval for the transaction.
Response 31: We have revised the disclosure to indicate that Cambium’s board considered the lender approval issue but was satisfied by the analysis received from third parties. Please see page 73 of the Amendment.
Opinions of Voyager’s Financial Advisors; Fairness Opinion, page 73
32.	Please disclose whether Voyager determined the amount of consideration to be paid or Cambium and VSS recommended the amount of consideration to be paid. Refer to Item 4(b) of Form S-4 and Item 1015(b)(5) of Regulation M-A.

Response 32: We respectfully direct the Staff’s attention to page 68 of the Amendment, which notes that the form and amount of merger consideration payable in the Voyager merger were determined through negotiations between Voyager and Cambium and were approved by the Voyager board. As noted in response to Comment Number 28 above, we have revised the Registration Statement to include additional detail on page 68 with respect to the negotiation of the merger consideration.
Valuation Methods and Analyses, page 75
33.	We note the disclosure regarding the various valuation procedures that Allen & Company used in its analysis. Please revise to provide additional detail on the steps of the valuation analysis. For example, disclose each of the multiples used by Allen & Company and explain why the particular multiples were chosen. Please note that this example is not intended to be an exhaustive list.
Response 33: We have revised the Registration Statement to provide additional detail regarding the valuation procedures that Allen & Company used in its analysis. Please see page 80 of the Amendment.
34.	Please revise the second full paragraph on page 75 to describe how Allen & Company determined the assumed amounts that would be paid for tax refunds.
Response 34: We have revised the referenced paragraph of the Registration Statement to describe how Allen & Company determined the assumed amounts that would be paid for tax refunds. Please see page 80 of the Amendment.
35.	We note that the Publicly Traded Education Comparables Analysis and the Comparable Precedent Transactions Analysis resulted in EBITDA multiples that were below the range of multiples for comparable companies and multiples paid in comparable transactions, respectively. Please discuss whether Voyager’s board of directors discussed these results and why they did not view these results to be a negative factor concerning the merger.
Response 35: We have revised the section of the Registration Statement entitled “Voyager’s Reasons for the Voyager Merger; Consideration of the Voyager Merger by Voyager’s Board of Directors” to include, among the risks and other potentially negative factors concerning the Voyager merger that the board of directors considered, the fact that the Publicly Traded Education Comparables Analysis and the Comparable Precedent Transactions Analysis resulted in some EBITDA multiples that were below the range of multiples for comparable companies and multiples paid in comparable transactions. Please see page 76 of the Amendment.
Publicly Traded Education Comparables, page 76
36.	Please disclose the criteria Allen & Company used to determine the other publicly traded education companies. For example, disclose how the selected companies compared with Voyager in terms of ratio of aggregate value, size, etc. Tell us whether any additional companies fit within these criteria but were not analyzed, and if so, why not. In that regard, tell us the statistics Allen & Company analyzed for comparison purposes with respect to the other publicly traded education companies and if these statistics helped determine which companies to compare or if these statistics were analyzed after the companies were already identified. Please also revise the Comparable Company Premiums Analysis as applicable.
Response 36: We have revised the discussion under “Publicly Traded Education Comparables” to describe the criteria that Allen & Company used to determine the comparable publicly traded education publishing companies and the statistics used in its analysis. Please see page 81 of the Amendment.
Comparable Precedent Transactions Analysis, page 76
37.	Please disclose the criteria Allen & Company used to determine the comparable transactions to be used for analysis. Tell us whether any additional transactions fit within these criteria but were not analyzed, and if so, why not.
Response 37: We have revised the disclosure under “Comparable Precedent Transactions Analysis” to describe the criteria that Allen & Company used to determine the comparable transactions used in its analysis and to clarify that all transactions of which Allen & Company was aware that met the criteria were included in its analysis. Please see page 81 of the Amendment.
General, page 78
38.	Please provide a detailed description of the contingent nature of the fee to be paid to Allen & Company upon consummation of the merger.
Response 38: Pursuant to the terms of the engagement letter between Allen & Company and Voyager, a success fee, in the amount of $3,000,000, is payable by Voyager to Allen & Company upon the sale, transfer or other disposition of Voyager and/or its principal business, or Voyager Expanded Learning, in the form of, among others, a sale or exchange of capital stock or assets, a merger or consolidation or a tender offer, to VSS and/or Cambium or any affiliate of VSS or Cambium. The $500,000 payable to Allen & Company by Voyager upon delivery of the fairness opinion will be credited against the $3,000,000 success fee. The Registration Statement has been revised to provide this information. Please see page 84 of the Amendment.
Solvency Opinion, page 78
39.	Please revise this section to disclose the analytical methodologies that Houlihan Smith utilized to prepare the solvency opinion. Please provide a discussion of each of the methodologies used and the analysis conducted by Houlihan Smith.

Response 39: We have revised the section of the Registration Statement entitled “Opinions of Voyager’s Financial Advisors — Solvency Opinion” to describe the methodologies used, and the analyses conducted, by Houlihan Smith in preparing its solvency opinion. Please see page 85 of the Amendment.
40.	Please briefly describe the qualifications of Houlihan Smith and the method for choosing Houlihan Smith to deliver the solvency opinion. Please also disclose any material relationship that existed during the past two years and any compensation received or to be received as a result of such relationship. Refer to Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A.
Response 40: We have revised the section of the Registration Statement entitled “Opinions of Voyager’s Financial Advisors — Solvency Opinion” to describe the qualifications of Houlihan Smith and Voyager’s method for choosing Houlihan Smith to deliver the solvency opinion. We have also revised that section to indicate that Houlihan Smith and its affiliates do not have, and have not during the last two years had, any material relationships involving the payment or receipt of compensation with Voyager, Cambium or any of their respective affiliates. Please see page 86 of the Amendment.
Material U.S. Federal Income Tax Consequences, page 91
41.	Revise to reflect that this section represents counsel’s opinion, rather than merely a “discussion.” Alternatively, confirm that counsel will file long form tax opinions.
Response 41: We have revised the disclosure in response to the Staff’s comment, since counsel will not be filing long-form tax opinions. Please see page 99 of the Amendment. Please also note that the legal opinions of Lowenstein Sandler PC and McDermott Will & Emery LLP with respect to tax matters have been filed with the Amendment as Exhibits 8.1 and 8.2, respectively.
The Merger Agreement, page 96
42.	We note the second paragraph of this section, the second full paragraphs on pages 105 and 107 and the final carry-over paragraph on page 107. Please confirm that there are not conditions that differ from the representations and warranties so greatly as to make any statements in the prospectus misleading by the omission of such statement. Alternately, revise the prospectus.
Response 42: Holdings confirms that it is not aware of any conditions that differ from the representations and warranties in the merger agreement so greatly as to make any statements in the proxy statement/prospectus materially misleading by virtue of the omission of a description of such conditions.
Treatment of Voyager Stock Options and Appreciation Rights, page 102

43.	We note the disclosure on page 102 indicating that to the extent that any Voyager stock options or stock appreciation rights remain outstanding at the closing date, such options will be converted into options to acquire Holdings common stock. Please revise the pro forma information included on pages 134 through 140 of the registration statement to explain how these options have been considered in determining the purchase price for the Voyager acquisition transaction. If they have not been reflected in the determination of the purchase price for Voyager, please explain why and revise to discuss their potential impact on the purchase price.
Response 43: Note 2 to the pro forma financial information has been revised to explain how the Voyager stock options and SARs have been treated in determining the purchase price. Please see page 146 of the Amendment.
LAZEL Spinoff, page 114
Voyager Expanded Learning and Related Matters, page 114
44.	Explain the reasons for these 2 transactions.
Response 44: We have inserted explanations for both the LAZEL spinoff and the transfer of Voyager Expanded Learning. Please see page 122 of the Amendment.
Stockholders’ Representative, page 123
45.	We note that the Stockholders’ Representative may withdraw money from the CVR Escrow Fund to cover its reasonable costs and expenses, purchase indemnity insurance for itself and pay itself reasonable compensation. Please disclose here and in the summary how much you anticipate will be withdrawn from the CVR Escrow Fund to cover these items.
Response 45: We have revised the Summary on page 14 and the text on page 131 of the Amendment to disclose the hourly rate at which the Stockholder Representative will be compensated. We have also revised these disclosures to indicate that the directors’ and officers’ liability insurance to be purchased for Voyager’s directors and officers will also cover the Stockholder Representative. We have explained that we are unable to estimate the aggregate amount of the Stockholder Representative’s costs, expenses and compensation because they will depend in large part upon circumstances which cannot be foreseen.
Historical Market Prices and Dividend Information, page 133
46.	Please indicate the effect of this transaction on the amount and percentage of present holdings of any person who is known to beneficially own more than five percent of the common equity and each director and nominee and all directors and officers as a group as well as any present commitments to such persons regarding any issuances of any shares of common equity. Refer to Item 201(b)(2) of Regulation S-K.

Response 46: The information required to be disclosed pursuant to Item 201(b)(2) of Regulation S-K, regarding the effect of the mergers on the amount and percentage of present holdings of the persons and groups of persons specified by the Staff in this Comment (and in Item 201(b)(2)), was included in the original Registration Statement under the heading “SECURITY OWNERSHIP OF HOLDINGS BY CERTAIN BENEFICIAL OWNERS” on page 152 of the original filing. In response to the Staff’s comment, however, we have also inserted a cross-reference to the aforementioned section within the section entitled “HISTORICAL MARKET PRICES AND DIVIDEND INFORMATION,” so that the information required under Item 201(b)(2) is now referenced in the same section as the information required to be disclosed under the other subsections of Item 201. Please see page 140 of the Amendment.
Unaudited Pro Forma Condensed Combined Financial Statements, page 134
47.	Please revise the introductory paragraph to the pro forma financial information to discuss the material terms of the merger transaction, including the nature and amounts of the consideration to be issued in the merger transaction. Also, please explain in the introductory paragraph the general structure of the merger transaction, including which entity has been determined to be the accounting acquirer and the basis for that conclusion. Refer to the guidance outlined in Rule 11-02(b)(2) of Regulation S-X.
Response 47: We have revised the introductory paragraphs to the pro forma financial information to reflect the information requested in the Comment and outlined in Rule 11-02(b)(2) of Regulation S-X. We have also concluded that Cambium is the accounting acquirer and provided an explanation for that conclusion. Please see page 142 of the Amendment.
Note 2. Preliminary Estimated Purchase Price
48.	We note from the disclosures provided elsewhere in the registration statement that the consideration to be issued for the Voyager common stock will include the following components:
• At the election of the stockholder, either one share of Holdings common stock or $6.50 in cash, subject to a maximum limitation of S67.5 million in cash.
• An amount in cash equal to the amount of specified tax refunds to be received by Voyager prior to the closing of the mergers divided by the total number of Voyager shares outstanding at the time of the merger.
• A contingent right or CVR, which represents the right to receive cash in an amount equal to the aggregate amount of specified tax refunds received after the closing of the mergers and various other amounts deposited in escrow on or after the closing date, reduced by any payments made under the escrow arrangement to be entered into in connection with the mergers with respect to agreed contingencies, a potential working capital adjustment and stockholders representation expenses, divided by the total number of Voyager shares outstanding at the time of the merger.
In this regard, please revise Note 2 to disclose the above components of the purchase price and revise to clarify how each component of the consideration to be paid to the Voyager shareholders has been reflected in the computation of the purchase price included in Note 2. As part of your response and your revised disclosure, please explain the methods and significant assumptions that were used in calculating each component of the purchase price. Your revised disclosures should include the number of Holdings shares you have assumed will be issued to the Voyager shareholders and an explanation as to how you determined the fair value of the Voyager shares, including the method and significant assumptions used in determining the valuation of Holdings shares. You should also explain the nature of the contingent consideration arrangement and explain in detail how you calculated or determined the fair value of the contingent consideration to be issued pursuant to the guidance in paragraph 41 of SFAS No.141R. Also, to the extent this amount is subject to change, you should disclose an estimate of the range of potential outcomes that may ultimately be paid. Refer to the guidance outlined in paragraphs 68(f) and 68(g) of SFAS No.141R.
Response 48: We have re-written Note 2 and, in doing so, have disclosed the components of the purchase price and how those components were valued. We have also disclosed the number of Holdings shares to be issued and have described the assumptions used in calculating that number. Further, we have described the contingent consideration and the approach used to calculate the fair value of the contingent consideration. Please see page 146 of the Amendment.
49.	Also, since it is uncertain as to the number of shareholders of Voyager that will elect to receive cash versus shares of Holdings common stock, please revise to include a sensitivity analysis with regards to the purchase price, showing the impact in the event that the Voyager shareholders elect to receive less than the $67.5 million maximum amount of cash consideration.
Response 49: The requested sensitivity analysis has been provided. We have considered available cash ranging from $62.5 million to $67.5 million as opposed to picking a larger range. We chose a relatively narrow range because (a) we believe that Voyager will likely have sufficient cash on hand to reach the $67.5 million “cap” and (b) we expect that the cash election will be over-subscribed. Please see pages 146 and 147 of the Amendment.
Note 3. Preliminary Estimated Purchase Price Allocation
50.	We note from the disclosures in Note 3 that $51.4 million of the purchase price has been allocated to intangible assets consisting primarily of acquired curriculum, customer relationships and tradenames/trademarks. Please revise Note 3 to separately disclose the amount of the purchase price allocated to each category of intangible assets and explain in further detail how you calculated or determined the fair value of each type of intangible asset. In addition, please revise to explain how you determined the expected useful life of each category of intangibles.
Response 50: Note 3 has been revised in the manner requested by the Staff. Please see page 148 of the Amendment.
51.	We note from the disclosures included in Note 3 that a significant portion of the purchase price will be allocated to goodwill. Please revise Note 3 to disclose the qualitative factors that make up the goodwill expected to be recognized, such as synergies from combining the operations of the companies, intangible assets that do not qualify for separate recognition or other factors. Refer to the guidance outlined in paragraph 68(e) of SFAS No.141R.
Response 51: Note 3 has been revised to provide the qualitative factors that make up the goodwill expected to be recognized. Please see page 148 of the Amendment.
Note 4 — Pro Forma Adjustments
52.	Refer to footnote (C) — Based on the disclosures in footnote (C), it is not clear how this adjustment is directly attributable to the acquisition transaction as required by Rule 11-02(b)(6) of Regulation S-X. Please revise the introductory paragraph or footnote (C) to explain why Cambium’s parent company is making a $25 million capital contribution in connection with the transaction and disclose the nature and amount of the consideration that will be received by Cambium’s parent in exchange for this capital contribution. Also, please revise the introductory paragraph to disclose the total number of shares to be issued to Cambium’s parent and the nature and significant terms of the warrant to be issued to Cambium’s parent as part of the merger transaction.
Response 52: We have provided additional information in footnote (C) regarding the capital contribution to be made by Cambium’s parent company, including the number of shares of Holdings common stock to be issued to Cambium’s parent company in exchange for the capital contribution. We have explained that the $25 million contribution by Cambium is being made to furnish cash to cover cash elections. We have also added a description of the Holdings Warrant in the introductory paragraph. Rather than repeat the detailed description of the formulas that determine the number of shares exercisable pursuant to the Holdings Warrant, however, we have added a cross reference to the section of the proxy statement/prospectus that provides that detail. Please see pages 150 and 141 of the Amendment.
53.	Refer to footnote (I) — Please revise footnote (I) to explain in further detail the nature and amounts of the “future expected transaction costs” that have been reflected in adjustment (I) to the pro forma balance sheet. Also, please explain why you believe these expected costs are factually supportable as required by

Rule 11-02(b)(6) of Regulation S-X. In addition, please explain in footnote (I) how these costs will be accounted for in the Company’s historical financial statements in the period in which these costs are incurred. Furthermore, please reconcile the amount of this adjustment with the $17 to $19 million of expected transaction costs discussed in the second risk factor discussed on page 38 of the registration statement.
Response 53: We have modified footnote (I) to provide more information regarding “future expected transaction costs.” The footnote also indicates that all of these costs will be expensed and explains that, for purposes of preparing the pro forma financial statements, Holdings has used as an estimate the midpoint of the $17 million to $19 million range. Holdings derived these future expected costs based on a review of historical expenses already incurred by the parties to the mergers, the expected schedule to close the mergers, and contracted or otherwise expected vendors’ services and fees, and thus believes these costs are factually supportable under Rule 11-02(b)(6) of Regulation S-X. Please see page 150 of the Amendment.
54.	Also, please confirm and revise footnote (I) to indicate whether the $3,000,000 fee payable by Voyager to Allen & Company upon completion of the merger as discussed on page 78 of the registration statement is included in this pro forma adjustment.
Response 54: We confirm that the $3,000,000 fee is included in the pro forma adjustments. Footnote (I) provides this confirmation as well. Please see page 150 of the Amendment.
55.	Refer to footnote (J) — Please revise footnote (J) to disclose the significant assumptions that were used to calculate or determine this pro forma adjustment. Also, we note from the discussion provided on pages 80 through 86 of the registration statement that various officers and employees of Voyager are entitled to change in control, severance and other related payments in connection with the merger which is considered a change in control under the terms of their employment agreements. As the amounts payable under the arrangements described on pages 80 through 86 of the registration statement significantly exceed those reflected in pro forma adjustment (J), please explain in detail why a pro forma adjustment for all amounts discussed on pages 80 through 86 of the registration statement has not been reflected in the pro forma balance sheet. Please advise or revise as appropriate.
Response 55: The disclosure now identifies the nature of the expenses included. Please see page 150 of the Amendment. The amounts payable do not correspond with the pro forma amount because a significant portion of these amounts were either accrued at June 30, 2009 or have future service requirements that require them to be expensed over the service period rather than accrued at the date of the merger.

56.	In addition, we note from the discussion on pages 85 and 86 of the registration statement that Mr. Klausner holds SARS relating to 300,000 shares of Voyager common stock and that the vesting of the SARS will fully accelerate on the occurrence of a change in control of Voyager. Please explain how the accelerated vesting of the SARS has been reflected in the adjustments to the pro forma balance sheet. As the accelerated vesting of these SARS appears to be factually supportable and directly attributable to the merger, the effect of the vesting should be included in the pro forma balance sheet as required by Rule 11-02(b)(6) of Regulation S-X.
Response 56: Pursuant to Mr. Klausner’s amended employment agreement, at the effective time of the mergers, 100,000 of Mr. Klausner’s SARs will terminate and 200,000 will convert into fully vested SARs relating to 200,000 shares of Holdings common stock. The 200,000 SARs that will convert were fully vested as of April 24, 2009. Therefore, there will be no acceleration of vesting with respect to Mr. Klausner’s SARs.
57.	Refer to footnotes (K) and (L) — Please revise footnotes (K) and (L) to disclose the significant assumptions that were used to calculate each of these adjustments.
Response 57: Footnotes (K) and (L) have been expanded to provide the information requested by the Staff. Please see page 151 of the Amendment.
58.	Refer to footnote (M) — Please revise footnote M to disclose the number of shares of Holdings common stock to be issued as a result of the merger.
Response 58: Footnote (M) has been revised to disclose the number of shares of Holdings common stock expected to be issued as a result of the mergers. Please see page 151 of the Amendment.
59.	Please revise footnote R to disclose the amount of the purchase price allocated to each category of intangible assets and the method and estimated useful lives over which these intangible assets will be amortized to expense.
Response 59: As set forth in footnote (R), three categories of intangible assets have been identified — curriculum, customer relationships and trade names and trademarks. The footnote also sets forth the amortization method and estimated useful life applicable to each category. Please see page 153 of the Amendment.
60.	Refer to footnote (N) — Please revise footnote (N) to disclose the significant terms of the warrant and the subscription rights that are being issued to Cambium’s stockholder in connection with the merger transaction. Also, please significantly expand your disclosure to explain how you valued both the warrant and the subscription rights and to explain your planned accounting treatment for the warrant and the subscription rights in your financial statements along with the basis or rationale for the treatment used. We may have further comment upon review of your response.

Response 60: Footnote (N) has been expanded to include disclosure regarding the significant terms of the Holdings Warrant and the subscription rights. As noted in the disclosure, the Holdings Warrant will be accounted for as a liability in accordance with SFAS No. 150 and the subscription rights will be accounted for as equity in accordance with EITF Issue 00-19. Please see page 152 of the Amendment.
61.	Refer to footnotes (0) and (P) — Please revise footnotes (0) and (P) to disclose the significant assumptions that were used to calculate or determine each of these adjustments.
Response 61: Footnotes (O) and (P) have been revised to disclose the bases for the adjustments. Please see page 153 of the Amendment.
62.	Refer to footnote (Q) — Please revise footnote (Q) to explain how Voyager’s capitalization policy for pre-publication costs was changed in order to conform it to Cambium’s cost capitalization policy. Also, please explain the method and significant assumptions that were used to calculate or determine adjustment (Q).
Response 62: Footnote (Q) has been revised to describe how Voyager’s capitalization policy for pre-publication costs has been revised to conform to Cambium’s cost capitalization policy. The methodology used to determine the adjustment is also disclosed. Please see page 153 of the Amendment.
63.	Refer to footnote (S) — Please revise footnote (S) to disclose the interest rate and any other relevant assumptions that were used to calculate or determine this adjustment.
Response 63: Footnote (S) has been revised to disclose the interest rates used for the year ended December 31, 2008 and the six months ended June 30, 2009 and to provide additional information regarding the adjustment. Please see page 154 of the Amendment.
64.	Refer to footnote (T) — Please tell us and explain in footnote (T) the basis for the effective tax rates of 8.53% for 2008 and 0% for the first quarter of 2009.
Response 64: Footnote (T) has been revised to disclose the methodology for establishing the effective tax rates. Please see page 154 of the Amendment.
65.	Refer to footnote (U) — It is not clear from your current disclosures how this adjustment was calculated or determined. Please revise footnote (U) to explain in further detail how this adjustment was calculated.
Response 65: Footnote (U) has been revised to include a table that demonstrates how Holdings calculated total shares outstanding. Please see page 154 of the Amendment.

Management of Holdings Following the Mergers, page 141
Holdings Employment Agreements, page 145
66.	We note Voyager’s Form 8-K filed on August 14, 2009 that Mr. Klausner has entered into an amendment with Voyager and you to his amended and restated employment agreement. Please update this section and other relevant sections of the proxy statement/prospectus to disclose this amendment.
Response 66: We have updated the proxy statement/prospectus to add disclosure of the amendment to Ronald Klausner’s employment agreement. Please note that this updating affects several sections throughout the Registration Statement. In addition, we have filed the amendment to Mr. Klausner’s agreement as an exhibit to the Registration Statement. Please see pages 89, 161, and 155 of the Amendment and Exhibit 10.36.
67.	We note from the discussion on pages 145 and 146 that Mr. Cappellucci entered into an amended employment agreement with Holdings on June 26, 2009. We also note that in connection with the mergers, Mr. Cappellucci will be granted options to purchase 600,000 shares of Holdings common stock with exercise prices ranging from $4.50 to $6.50 per share at the effective time of the mergers. As the revised employment agreement and the options grant appear to be directly attributable to the merger and appear to have a continuing impact on the Company’s results of operations, please revise the pro forma statements of operations included on pages 136 and 137 to include adjustments giving effect to these revised arrangements. Similar treatment should also be used for any other options grants that are made in connection with the merger transaction as discussed on page 149 of the registration statement.
Response 67: The pro forma statements of operations have been revised to give effect to these revised arrangements as described in footnote (Y). Please see pages 155 and 156 of the Amendment.
68.	Also, we note that Holdings is currently negotiating the terms of Mr. Klausner’s employment with Holdings to become effective upon the completion of the mergers. To the extent that this and any other employment arrangements are finalized prior to the effectiveness of the Company’s Form S-4 registration statement, please revise the pro forma statements of operations on pages 136 and 137 to include pro forma adjustments giving effect to the revised compensation arrangements.
Response 68: The pro forma statements of operations have been revised to give effect to the amendment of Mr. Klausner’s employment agreement, as described in footnote (Y). Please see pages 155 and 156 of the Amendment. We do not expect that any other employment arrangements will be modified prior to the effectiveness of the Registration Statement.

69.	We note the discussion in the first paragraph on page 149 indicating that effective as of the closing of the mergers, Holdings expects to issue assumed awards relating to up to 434,510 shares of Holdings common stock to current and former service providers of Voyager. We also note that these assumed awards will be fully vested upon issuance and will remain subject to their original terms and conditions, subject to certain adjustments as required under the merger agreement. Please tell us how these awards have been reflected in the determination of the purchase price for Voyager included in Note 2 to the pro forma financial information on page 138 of the registration statement.
Response 69: We have revised Note 2 to explain how these awards have been reflected in the determination of the purchase price. Please see page 146 of the Amendment.
70.	We also note from the discussion on page 149, that effective as of the closing of the mergers, Holdings expects to grant options to purchase shares of Holdings common stock as new awards to employees of Holdings and its subsidiaries. Please revise MD&A to discuss the expected number of options to be granted to employees and their expected terms. Also, please revise MD&A to discuss the amount of compensation that Holdings expects to recognize in connection with these option grants and the period over which this expense will be recognized in the Company’s financial statements.
Response 70: We have revised Cambium’s MD&A to refer to future option grants. Other than the grants to Messrs. Klausner and Cappellucci, however, no commitments have been made by Holdings to grant specific options to specific employees. Thus, we are unable to predict the specific amount of compensation charges that will arise from the option grants that may occur at or after the closing of the mergers. Please see page 201 of the Amendment.
Related Party Transactions, page 150
71.	We note the disclosure indicating that pursuant to a management services agreement, Cambium Learning pays VSS an annual monitoring fee of $200,000 plus out of pocket expense, payable semi-annually in arrears. We also note that the management services agreement will be terminated at the time of the mergers and VSS will cease to be compensated under such arrangement. We further note that in connection with the closing of the merger the fee arrangement will be replaced by a consulting agreement between Holdings and VSS entitling VSS to certain fees. As the changes in these arrangements appear to be directly attributable to the mergers and will have a continuing impact on the Company’s results of operations, please revise the pro forma statements of operations on pages 136 and 137 of the registration statement to give effect to these revised arrangements. Refer to the guidance outlined in Rule 11-02(b)(6) of Regulation S-X. Also, please revise MD&A to discuss the terms of the new agreements that will be entered into with VSS in connection with the merger and their expected impact on the Company’s future results of operations.

Response 71: Footnote (X) has been added to the pro forma statements to describe an adjustment that has been made to show the difference between the expenses incurred under the management services agreement and the expected Holdings board of directors fees. As also explained in that footnote, no pro forma adjustment has been made with respect to the new compensation arrangements between VSS and Holdings, since the payment trigger and the calculation of the payment amount are contingent on future events. Please see page 155 of the Amendment.
In addition, Cambium’s MD&A has been revised to reflect the new arrangements. Please see page 201 of the Amendment.
72.	We note your disclosure in the third full paragraph on page 151 that funds in connection with the financial misappropriation were recovered from Cambium employees including David Cappellucci. Please discuss why funds were obtained from employees in connection with the financial misappropriation and why funds were obtained from David Cappellucci.
Response 72: Funds were recovered from Mr. Cappellucci and other employees to cover a portion of the indemnity payments due to the acquirer based upon the failure of Cambium Learning to disclose the embezzlement at the time that Cambium Learning was acquired in 2007.
73.	Also, we note that an affiliate of VSS will receive a fee in the amount of $3,000,000 from Holdings upon completion of the mergers in consideration of providing advisory services with respect to the mergers. Please tell us and explain in the notes to the pro forma financial information included on pages 138 through 140 of the registration statement how this payment has been reflected in the pro forma balance sheet as required by Rule 11-02(b)(6) of Regulation S-X.
Response 73: We have revised Footnote (I) to the pro forma financial statements to indicate that the VSS fee is part of the transaction fees that are accrued in the pro forma balance sheet. Please see page 150 of the Amendment.
Description of Holdings’ Capital Stock, page 154
Common Stock; Shares Authorized and Outstanding, page 154
74.	We note your conclusion in the second paragraph that the “issued and outstanding shares of Holdings common stock are, and the shares of common stock issuable upon completion of the mergers will be, fully paid and nonassessable.” This is a legal conclusion that must be opined upon by legal counsel. Either attribute the statement to legal counsel or delete it. Please similarly revise the first sentence of the last full paragraph on page 218.
Response 74: We have deleted the statement in both of the referenced sections. Please see pages 172 and 243 of the Amendment.

Comparison of Stockholder Rights, page 159
Special Stockholder Rights under Stockholders Agreement, page 165
75.	We note from the discussion on page 165 and elsewhere in the registration statement that in connection with the merger, the Cambium stockholder will enter into a stockholders agreement that will provide them with preemptive rights that will enable them to purchase additional shares of Holdings common stock to maintain their same percentage ownership. We also note that for a period of 24 months following the completion of the merger, the Cambium stockholder will have the right to purchase from Holdings, at a 10% discount from market price, up to the lesser of 7,500,000 shares of Holdings common stock or shares of common stock with a discounted purchase price of $20,000,000. Please revise MD&A to include a discussion of the significant terms of the stockholders agreement that will be entered into in connection with the merger transaction along with the planned accounting treatment for this arrangement.
Response 75: We have added to Cambium’s MD&A a section describing the impact of various merger-related matters. Cambium is not a party to the stockholders agreement, and therefore the stockholders agreement does not have an impact on Cambium’s accounting. Please see page 201 of the Amendment.
Information About Cambium’s Business, page 167
76.	Please revise this section to include information, if any, regarding the seasonality of Cambium’s business, any dependence of Cambium’s business upon a single customer and any material portion of Cambium’s business that may be subject to renegotiation of profits or termination of contracts at the election of the Government. Refer to Items 101(c)(v), (vii) and (ix) of Regulation S-K.
Response 76: We have revised the section to include information regarding the seasonality of Cambium’s business. Please see page 190 of the Amendment.
Cambium confirms that during the past three fiscal years, no single customer has accounted for 10% or more of Cambium’s sales and that Cambium is not subject, in any material respect, to renegotiation of profits or termination of contracts at the election of the Government.
Management’s Discussion and Analysis, page 174
Critical Accounting Policies and Estimates, page 175
77.	We note your section on critical accounting policies. It appears that the items included within this section are a mere repetition of your Significant Accounting Policies section of the notes to your financial statements. Pursuant to FR-60, this section is intended to focus on the sensitivity aspects of your critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or using different assumptions. For example, goodwill and asset impairments are both critical to the company, and materially different results could occur under different conditions or assumptions especially in light of the negative industry outlook. We note that you indicate on page F-17 that certain negative macroeconomic factors began to impact Cambium’s customer base in late 2008 when the company began to experience significant adverse trends in business conditions in the fourth quarter of 2008, and that you identified significant deterioration in the expected future financial performance of the Publishing Products Unit. In this regard, we believe you should expand your critical accounting policy to discuss in greater detail the significant estimates and assumptions used by management in determining impairment analysis and cash flow projections. We suggest using a sensitivity analysis for material estimates and assumptions which are and have been affected by the worsening and prolonged adverse developments. Your revised disclosure should describe assumptions that involve improvements over present levels of income such as: (a) the minimum annualized rate by which sales, gross profit, net income, and cash flows are expected to increase/decrease in order for projected cash flows to materialize; (b) the reasons for these expected increases/decreases; and (c) any other matters or assumptions which were relevant to your analysis of potential impairments.
Response 77: We have revised the section to respond to the Staff’s comments. Among other things, we have included information regarding the annualized rate by which sales and cash flows are expected to increase and the reasons for these expected increases. Please see page 195 of the Amendment.
78.	Furthermore, we note that you recognized material goodwill impairment charges for the year ended December 31, 2008 as a result of deterioration in market conditions and the expected performance of the Publishing Products unit. We also note that the adverse macroeconomic conditions that prevailed in 2008 and which negatively impacted your results of operations may continue during 2009 and beyond and may continue to impact your operations and have a potentially adverse impact on our future sales, profits, cash flows and carrying value of assets. Additionally, we note that a significant portion of your assets are comprised of goodwill and intangible assets. In light of such factors, it appears that conditions exist that may be indicative of further impairment(s) to goodwill and intangible assets during the first two quarters of 2009. In this regard, we believe, as long as the current economic conditions exist, an updated impairment analysis of goodwill and other intangible assets should be performed on an interim (e.g. quarterly) basis to determine whether additional impairments) of goodwill and intangible assets should be recognized, Further, MD&A and the notes to your financial statements should be revised to clearly disclose the results of your interim impairment testing with respect to both your goodwill and other intangible assets. Your revised disclosures should also discuss any changes in the significant assumptions and estimates used in your impairment analysis for both goodwill and other intangible assets. We believe these disclosures are necessary in order to provide the reader with a better understanding the Company’s financial performance and factors that could negatively impact the Company’s future operating performance.

Response 78: The Amendment reflects that Cambium has recognized a $9.1 million impairment charge in 2009. We have revised Cambium’s MD&A and Note F to Cambium’s financial statements to disclose the results of Cambium’s interim impairment testing of goodwill and other intangible assets. Please see pages 195 and F-26 of the Amendment. Holdings confirms that as long as the current economic conditions exist, it will perform an updated impairment analysis of goodwill and intangible assets on a quarterly basis to determine whether additional impairments) of goodwill and intangible assets should be recognized. Holdings further undertakes to disclose, in future filings with the Commission, the results and conclusions of its interim impairment testing, including any changes in the significant assumptions and estimates used in testing for impairment.
Income Taxes, page 178
79.	We note the disclosure indicating that the Company has elected to defer the application of FASB Interpretation 48, Accounting for Uncertainty in Income Taxes, Please note that the required implementation date for public enterprises is for fiscal years beginning after December 15, 2006. Furthermore, since the Company has filed a Form S-4 registration statement for the shares of Holdings to be issued in connection with the planned merger transaction, Cambium, the accounting acquirer, is now considered a public enterprise as such term is defined in paragraph 289 of SFAS No.109. As a result, Cambium is required to reflect the adoption of FIN 48 at the required adoption date for public enterprises, which for Cambium would be in 2007. Please revise Cambium’s financial statements to reflect the adoption of FIN 48 in 2007 and for all subsequent periods presented.
Response 79: Cambium’s financial statements have been revised to reflect the adoption of FIN 48 in 2007 and for all subsequent periods presented. Please see pages F-11, F-31, F-32 and F-33 of the Amendment.
Commitments and Contractual Obligations, page 190
80.	Please revise Cambium’s table of commitments and contractual obligations to include the Company’s long-term debt and any other material long-term obligations included in its balance sheet. Refer to the guidance outlined in Item 303(a)(5) of Regulation S-K.
Response 80: Holdings has revised the table to include the data requested by the Staff. Please see page 241 of the Amendment.
Quantitative and Qualitative Disclosure About Market Risk For Cambium, page 190
81.	Provide quantitative disclosure.
Response 81: This section has been revised to include quantitative disclosure about market risk for Cambium. Please see page 213 of the Amendment.

Cambium Executive Compensation, page 195
82.	Please revise to include information regarding director compensation. Refer to Item 402(k) of Regulation S-K.
Response 82: Cambium’s directors are not and have not been compensated for their service as directors. We have added a statement to that effect in the proxy statement/prospectus. Please see page 217 of the Amendment.
83.	We note in Note K to VSS-Cambium Holdings, LLC (Successor) and Cambium Learning, Inc, (Predecessor) Consolidated Financial Statements that Cambium has a defined contribution retirement plan; however, we did not see any disclosure regarding this plan in the discussion of Cambium’s executive compensation. Please advise. Refer to Item 402(i) of Regulation S-K.
Response 83: Item 402(i) of Regulation S-K requires disclosure regarding defined contribution or other plans that provide for the deferral of compensation on a basis that is not tax-qualified. Since the “defined contribution retirement plan” referenced in Note K to the VSS-Cambium Holdings, LLC (Successor) and Cambium Learning, Inc. (Predecessor) Consolidated Financial Statements is the Cambium 401(k) plan, which is a qualified defined contribution plan, we do not believe that Item 402(i) disclosure is required. The 401(k) plan is currently referenced in the “CAMBIUM COMPENSATION DISCUSSION AND ANALYSIS” section on page 216, and, in accordance with Item 402(c)(2)(ix)(E) of Regulation S-K, the amount of Cambium’s contributions to the 401(k) accounts of each of the individuals named in Cambium’s 2008 Summary Compensation Table (on page 217) has been included in the column entitled “All Other Compensation,” together with a footnote indicating that the amount represents 401(k) plan contributions. Cambium does not offer non-qualified defined contribution or other deferred compensation plans to its executive officers or employees.
2008 Summary Compensation Table, page 195
84.	Please advise as to why Mr. Logue is not included in this table as he is anticipated to be an Executive Vice President of Holdings,
Response 84: Mr. Logue was not included in the table because his total compensation in 2008 was less than $100,000, and thus we have elected to omit disclosure regarding Mr. Logue’s compensation pursuant to Instruction 1 to Item 402(a)(3) of Regulation S-K.
Information About Voyager’s Business, page 198
85.	Please provide the Supplementary Financial Information required by Item 302 of Regulation S-K and Changes in and Disagreements with Accountants on Accounting and Financial Disclosure required by Item 304 of Regulation S-K. Refer to Item 17(a) of Form S-4.

Response 85: The supplementary financial information required by Item 302 of Regulation S-K has been provided under “Management’s Discussion and Analysis of Financial Condition and Results of Operations for Voyager.” Please see page 230 of the Amendment. The information required by Item 304 of Regulation S-K (“Item 304”) was provided in Voyager’s amended Current Report on Form 8-K/A filed with the Commission on November 26, 2008 to report the termination of the auditor-client relationship between KPMG LLP and Voyager. At that time, Voyager disclosed as reportable events required to be disclosed under subsection (a) of Item 304 the material weaknesses in internal control over financial reporting that were indicated in KPMG’s audit reports on the consolidated financial statements of Voyager as of and for the years ended December 30, 2006 and December 31, 2005. Pursuant to Instruction 1 of Item 304, the disclosure called for by subsection (a) of Item 304 need not be provided if it has been previously reported, unless it is required in connection with a solicitation on behalf of the registrant relating to an annual or special meeting at which directors are to be elected or the election, approval or ratification of the registrant’s accountant. Because the solicitation made by Voyager under the proxy statement/prospectus which is a part of the Registration Statement does not relate to the election of directors or the election, approval or ratification of Voyager’s accountant, we do not believe that Voyager is required to again disclose the information called for under subsection (a) of Item 304 in the Registration Statement. Because there have not been any material weaknesses in internal control over financial reporting during the fiscal year in which the change in Voyager’s accountants took place or during the subsequent fiscal year, Voyager is not required to provide the information called for under subsection (b) of Item 304.
Quantitative and Qualitative Disclosure About Market Risk For Voyager, page 218
86.	Provide quantitative disclosure.
Response 86: Voyager has no interest rate forwards or option contracts outstanding nor any outstanding foreign currency forwards or option contracts. As a result of the absence of these market risk sensitive instruments, combined with a lack of outstanding debt or foreign operations, Voyager does not have any material risk arising from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices, and other market changes that affect market risk sensitive instruments for which quantitative disclosure can be provided, and Voyager has no basis for conducting a quantitative analysis and presenting corresponding disclosure.
Security Ownership of Voyager by Certain Beneficial Owners, page 231
87.	Please identify the individual or individuals who have voting and dispositive power with respect to the shares held by Foxhill Capital, LLC, SPO Partners & Co., Keystone, Inc. and Columbia Wanger Asset Management, L.P.

Response 87: Based on a Schedule 13D filed by Foxhill Capital Partners, LLC with the Commission on January 28, 2009, as the managing member of Foxhill Capital (GP), LLC and Foxhill Capital Partners, LLC, Neil Weiner may be deemed to beneficially own the 4,030,601 shares of Voyager common stock owned by Foxhill Opportunity Master Fund, L.P. and the 548,334 shares of Voyager common stock owned by the managed account, constituting an aggregate of 4,578,935 shares of Voyager common stock. Mr. Weiner disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.
Based on a Schedule 13D/A filed by SPO Partners & Co. with the Commission on August 12, 2008, power is exercised through its sole general partner, SPO Advisory Corp., and its four controlling persons, John H. Scully, William E. Oberndorf, William J. Patterson and Edward H. McDermott.
Based on a Schedule 13G/A filed with the Commission on February 4, 2003, power with respect to the shares beneficially owned by Keystone, Inc. is exercised through its President and sole director, Robert M. Bass.
The Schedule 13G that Columbia Wanger Asset Management, L.P. (“Columbia Wanger”) filed with the Commission on January 12, 2007 to report beneficial ownership of common stock of Voyager does not identify any individual or individuals who have voting and dispositive power with respect to the shares held by Columbia Wanger.
VSS-Cambium Holdings LLC Financial Statements, page F-2
Consolidated Balance Sheets, page F-4
88.	Please revise to include Schedule II with respect to the Company’s allowances for bad debts and sales returns and any other reserve accounts that are maintained by the Company. Please note that this schedule is required to be provided for each period for which an audited income statement is provided and should be subject to examination by the Company’s independent public accountants. Refer to the guidance in Rule 5-04 of Regulation S-X.
Response 88: Holdings has included Schedule II, as requested. The opinions of both Grant Thornton LLP and Ernst & Young LLP have been revised to refer to Schedule II.
Note A — Basis of Presentation, page F-10
89.	Please revise the notes to the Company’s financial statements and MD&A to discuss the impact that any recently issued accounting pronouncements, which have not yet been adopted, will have on the Company’s financial statements upon adoption. Refer to the guidance outlined in SAB Topic 11:M.
Response 89: We have inserted the requested information in Note A and in Cambium’s MD&A. Please see pages 196 and F-12 of the Amendment.

Note C — Acquisitions, page F-19
Acquisition of Cambium Learning, Inc., page F-19
90.	We note from the disclosure in Note C that a portion of the consideration paid for the acquisition transaction included executive rollover shares that were valued at $3,915,000. Please tell us and revise Note C to explain how these executive rollover shares were valued for purposes of determining the cost of the acquisition transaction. Refer to the guidance in paragraph 51d of SFAS No.141.
Response 90: The executive rollover shares were valued at $3,915,000 based on the fair value of their equity interest in Cambium at the time of the acquisition. This amount was then converted into a membership interest which was based on the percentage of $3,915,000 to the total $144,023,857 of contributed capital.
We have inserted in Note C information regarding how these executive rollover shares were valued for purposes of determining the cost of the acquisition transaction. Please see page F-22 of the Amendment.
91.	Also, we note from the disclosure in Note C that an amount aggregating $21,000,000 was placed in escrow in connection with the acquisition transaction. Please tell us and explain in Note C the purpose for which this escrow arrangement was established, the conditions or terms under which the amounts placed in escrow were to be released and the Company’s basis or rationale for including the amount placed in escrow as part of the purchase price at the time of the acquisition transaction. We may have further comment upon review of your response and your revised disclosures.
Response 91: In the acquisition, $21,000,000 was held in escrow, with $1,000,000 held in a Purchase Price Escrow and $20,000,000 held in an Indemnity Escrow. The Purchase Price Escrow was established to support a post-closing working capital adjustment. The Indemnity Escrow was established to support any deficiencies in the Purchase Price Escrow and to secure the payment of any indemnification claims made by the Purchaser pursuant to the acquisition agreement. In 2007, $1,000,000 of the Purchase Price Escrow was released for a purchase price adjustment related to net working capital. Pursuant to an agreement dated July 10, 2008 by and between the former stockholders of the predecessor company and the members of the successor company, the remaining Indemnity Escrow was distributed in its entirety to VSS-Cambium Settlement Fund, LLC (the “Settlement Fund”), acting as an agent for Cambium Learning, Inc. Also, the former stockholders of the predecessor company agreed to contribute an additional $9,269,098 to the Settlement Fund. The total settlement of $30,202,083, including interest income of $932,985, was distributed to Cambium Learning, Inc. and used to cover costs and pay down a portion of the Senior Credit Facility. We have added this information to Note C. Please see page F-22 of the Amendment.

The amounts placed in escrow would have been paid to the sellers had there been no indemnification claims or working capital adjustments. Since the amounts would have been payable to the sellers in the absence of such contingencies, which were expected to be paid at the time the purchase price allocation was completed, these amounts have been treated as part of the purchase price.
92.	We note from the disclosures provided in Note C that a significant portion of the purchase price has been allocated to various categories of intangible assets. Please tell us and expand the disclosures in Note C to the Company’s financial statements to explain in further detail how the Company determined the fair values and the estimated useful lives of the various types of intangible assets that were recognized in connection with the Cambium acquisition transaction.
Response 92: The fair values and estimated useful lives of the acquired intangible assets were determined by management, taking into consideration forecasted cash flows and results of operations derived from the use of the intangible assets and information prepared by an independent appraisal firm. We have revised Note C to provide a description of the approaches used. Please see page F-22 of the Amendment.
Note H — Income Taxes, page F-27
93.	Please revise to disclose the components of the Company’s income tax benefit or expense for each period presented in the Company’s audited financial statements as required by paragraph 45 of SFAS No.109. Also, please revise to include a reconciliation of the Company’s statutory tax rate to the Company’s effective tax rate for each period presented in the Company’s audited financial statements as required by paragraph 47 of SFAS No.109. Please note that the Company’s current disclosures are not considered adequate since the Company is now considered to be a public enterprise pursuant to the guidance in paragraph 289 of SFAS No.109.
Response 93: We have added information about the components of the 2006 tax benefit to the table showing the components of the Company’s income tax benefit or expense and to the subsequent paragraphs in the text. We have also added the reconciliation referred to by the Staff. Please see page F-32 of the Amendment.
Note I — Member’s Equity, page F-29
VSS-Cambium Management, LLC, page F-30
94.	We note from the disclosure included in Note I, that as of March 31, 2009, December 31, 2008 and December 31, 2007, 65,762 units of Management LLC have been sold to certain employees of Cambium for $32,881. We further note from the disclosures provided in Note A that Management LLC was formed for the purpose of providing selected key employees of Cambium with an equity participation in the future appreciation in the value of Cambium, and that Management LLC is a member of Holding Company and holds an equity interest in Holding Company. Please tell us and revise Note I to explain how the Company valued and accounted for the issuance of these units in the Company’s financial statements. If no expense has been recognized in the Company’s financial statements, please explain in detail why the Company believes this treatment is appropriate. Refer to the guidance outlined in paragraph 11 of SFAS No.123R.
Response 94: The units were valued at $0.50 per unit and reflect the fair value at the date of purchase as determined by the Company’s Board of Managers. The proceeds received from the sale of the units are included in other accrued expenses on the accompanying Consolidated Balance Sheet. Upon a vesting or realization event, each of which is contingent, compensation expense will be recorded in the financial statements of the Company and a liability will be recorded related to the cash payable on distribution. Compensation expense has not been recognized during the periods presented because no vesting or realization event occurred or was deemed probable of occurring during such periods. We have revised Note I to reflect this information. Please see page F-34 of the Amendment.
Note L — Disclosures About Fair Value of Financial Instruments, page F-33
95.	We note from the disclosure in Note A on page F-18 that the Company uses an interest rate derivative instrument to hedge its exposure to interest rate volatility resulting from its Senior Facility. We also note from Note A that since the Company did not make the appropriate hedging designations with respect to this financial instrument at inception, that changes in the fair value of the derivative instrument are recognized in the current period Statement of Operations as other income or expense. As this derivative appears to be measured at fair value of a recurring basis, please revise the notes to the Company’s financial statements to include all of the disclosures outlined in paragraph 32 of SFAS No.157, as applicable. Please note that these disclosures should be provided for both 2008 and the three months ended March 31, 2009. In addition, for any assets and liabilities that are measured at fair value on a nonrecurring basis (for example, impaired assets), and for which adoption became required on January 1, 2009 pursuant to FSP FAS 157-2, please provide the disclosures outlined in paragraph 33 of SFAS No.157 for the quarter ended March 31, 2009.
Response 95: Cambium has revised Note L to its consolidated financial statements to include the disclosures outlined in paragraph 32 of SFAS No.157, to the extent applicable. In addition, Cambium has revised Note F to its consolidated financial statements to include disclosure related to assets measured at fair value on a nonrecurring basis (goodwill impairment). Please see page F-38 of the Amendment.
96.	In addition, please revise to disclose the fair values and the methods and assumptions used to determine the fair values of your other financial instruments as of each balance sheet date presented in your financial statements. Refer to the guidance outlined in paragraphs 10 and 17 of SFAS No. 107.
Response 96: Cambium has revised Note L to disclose the fair values of Cambium’s other financial instruments, as well as the methods and assumptions used to determine such fair values as of each balance sheet date presented. Please see page F-38 of the Amendment.
Note O — Related Party Transactions, page F-37
97.	We note the disclosure in Note O indicating that in connection with the acquisition of Cambium, Holding Company paid to VSS Fund Management LLC a one-time transaction fee in cash at the closing of the acquisition. We also note that $500,000 of the fee was accounted for as deferred financing costs and $2,700,000 was allocated to the purchase price. Given that the majority of the purchase price for the acquisition of Cambium or $172,104,739 of the total purchase price was funded with debt, please tell us and revise Note O to explain in further detail the Company’s basis or rationale for allocating only $500,000 of the total fee paid to deferred financing costs. We may have further comment upon receipt of your response.
Response 97: As part of the referenced transaction, a total of $5,895,261 of debt financing costs were incurred, including the $500,000 paid to Management LLC as deferred financing costs. Holding Company allocated $500,000 of the transaction fee paid to VSS Fund Management LLC (“Management LLC”) to deferred financing costs based on the fact that Management LLC performed a limited amount of work related to the debt financing. Of the $3,200,000 transaction fee paid to Management LLC, $500,000 is attributable to Management LLC’s services in connection with securing financing for, and participating in the syndication of, Holding Company’s mezzanine debt. Specifically, Management LLC’s assistance in the syndication of the mezzanine round reduced the fees paid to the underwriters by one percent (1%) of the $50,000,000 facility, or by $500,000. We have added an explanation to this effect in Note O. Please see page F-42 of the Amendment.
Note Q — Restructuring, page F-38
98.	Please revise the notes to the Company’s financial statements to include all of the disclosures required by paragraphs 20(a),(b), and (c) of SFAS No.146, with respect to the restructuring costs recognized in the Company’s financial statements.
Response 98: We have inserted the requested information in Note Q. Please see page F-44 of the Amendment.
Note S — Subsequent Events, page F-39

99.	We note from the disclosures provided in Note S that Cambium expects that it will not be in compliance with certain financial covenants contained in its borrowing arrangements for the quarter ended June 30, 2009. We also note that Cambium’s stockholder has the ability to cure these covenant violations by making a $3.0 million capital contribution which will be paid to the lenders and which will reduce the principal amount outstanding on Cambium Learning’s senior secured credit facility. We further note that Holdings expects that if the cure payment is required, its stockholder will make the necessary cure payment on a timely basis.
Please revise Note S to update the status of this matter at June 30, 2009, including whether the Company’s parent has made the required cure payment. Also, please revise to indicate whether Cambium expects to be in compliance with these covenant requirements in future quarterly periods. If not, please revise Note S and MD&A, to discuss the potentially adverse consequences to the Company if it cannot comply with the financial covenants in its borrowing arrangements in future quarterly periods. Also, if you continue to classify the related debt obligations as long-term at June 30, 2009, even though the Company was not in compliance with the related covenant requirements at this date, please explain your basis or rationale for classification of the debt obligation as long-term.
Response 99: We have updated prior Note S (now Note T) to provide information regarding the payment that was made to cure the non-compliance. Cambium continues to classify the debt as long-term because the non-compliance was cured and Cambium did not default under its credit agreements. Please see page F-47 of the Amendment.
Other
100.	We note from the discussion of your accounting policy for determining goodwill impairments that for purposes of performing the Company’s impairment analysis it has identified two separate reporting units, Publishing Products and Learning Technologies. We also note from the discussion in the business section of the registration statement where Cambium’s business is discussed, that Cambium’s product offerings are comprised of three separate areas with these consisting of Intervention solutions, Services and Learning Technologies.
In this regard, please tell us how the Company’s chief operating decision maker (or CODM) reviews the Company’s results of operations for purposes of evaluating and assessing operating performance and for allocating the Company’s resources. Given that the Company has identified two separate reporting units to be used in completing its goodwill impairment tests, it appears that each of these reporting units may represent separate operating segments for which the disclosures outlined in paragraphs 25 through 28 of SFAS No. 131 should be provided. If the Company does not believe that these reporting units represent separate segments, or believes that they meet the aggregation criteria outlined in paragraph 17 of SFAS No. 131, please tell us and explain in the notes to the Company’s financial statements the basis or rationale for this conclusion.

Response 100: Cambium has determined that the Company has three separate operating segments, and therefore has included in Note S the disclosures outlined in paragraphs 25 through 28 of SFAS No. 131. Please see pages 185, F-10 and F-45 of the Amendment.
101.	In addition, since it appears that the Company offers different types of products and services as noted above, please revise the notes to the Company’s financial statements to include the disclosures outlined in paragraph 37 of SFAS No.131 with respect to the Company’s principal products and services for all periods presented.
Response 101: The tables provided in response to Comment 100 provide the requested product and service information. Please See Note S on pages F-44 of the Amendment.
Voyager and Subsidiaries Consolidated Financial Statements. page F-51
Note 6. Other Current Assets, page F-71
102.	Please revise the notes to the Company’s financial statements to include the disclosures outlined in paragraphs 19 through 22 of SFAS No.115, with respect to the Company’s available for sale securities, as applicable.
Response 102: In addition to the information provided in Note 6, net realized gains of $106,000, purchases of equity investments available for sale of $11.8 million, and proceeds from sales of equity investment available for sale of $2.2 million are disclosed on Voyager’s Consolidated Statements of Cash Flows. Total unrealized losses included in Accumulated Other Comprehensive Income (“AOCI”) associated with Voyager’s available for sale securities are included on the face of the Consolidated Balance Sheets. The total net change in AOCI for unrealized losses on available for sale securities of $212,000 is included on the Consolidated Statement of Shareholders’ Deficit and Comprehensive Loss. Voyager omitted certain of the disclosures outlined in paragraphs 19 through 22 of SFAS No. 115 due to immateriality. To the extent this activity is material in future years, Voyager confirms that it will make all required disclosures.
Annex E
103.	We note in the carryover paragraph between pages E-2 and E-3 that Allen & Company LLC has relied upon and assumed the accuracy and completeness of certain information that was “otherwise reviewed by us.” Please revise in the applicable disclosure in the proxy statement/prospectus to define what other types of information was reviewed by Allen & Company LLC that was not publicly available or provided by the Company, Consonant or their respective representatives.

Response 103: We have revised the section of the Registration Statement entitled “Fairness Opinion” to state that all information reviewed by Allen & Company has been disclosed in the Registration Statement. Please see page 77 of the Amendment.
104.	We note in the last sentence of the fifth to last paragraph of its opinion that Allen & Company LLC have consented to the use of this opinion in conjunction with any proxy mailing or filing with the Commission “provided that Allen has the right to review and approve any disclosure with respect to this opinion.” Please disclose that Allen & Company LLC has consented to use of the opinion in the registration statement.
Response 104: We have revised the second paragraph of the section of the Registration Statement entitled “Fairness Opinion” to state that Allen & Company has consented to the inclusion of its written opinion in the Registration Statement. Please see page 77 of the Amendment.
Annex F
105.	Please confirm that the “numerous assumptions” in the fourth full paragraph on page F-4 of the opinion that Houlihan Smith has made in its analysis and preparation of the opinion are assumptions as to factual matters only.
Response 105: Houlihan Smith has confirmed to Voyager’s counsel that the “numerous assumptions” that Houlihan Smith made in its analysis and in connection with the preparation of its opinion with respect to industry performance, general business, market and economic conditions and other matters, were assumptions as to factual matters only.
Part II

Item 21.	Exhibits page II-2
106.	We note your disclosure preceding the exhibit index. Because the representations in these agreements constitute public disclosure, if there are more recent, material developments that the company is aware of, you must disclose them. Please revise as appropriate.
Response 106: The registrant confirms that it is not aware of any more recent material developments that have not been disclosed and that all material developments required to be disclosed in the Registration Statement have been disclosed therein.
107.	The Senior Secured Credit Agreement filed as Exhibit 10.8 and the Note Purchase Agreement filed as Exhibit 10.12 each refer to annexes, schedules and exhibits that do not appear to have been filed with the respective agreement, All agreements must be filed in full and include all attachments, schedules and exhibits. Please refile each of these agreements to include all annexes, schedules and exhibits. Refer to Item 601(b)(10) of Regulation S-K.
Response 107: The registrant has refiled Exhibits 10.8 and 10.12 with the referenced attachments, schedules and exhibits.
108.	Please include consents of any persons named as future directors of Holdings.
Response 108: The registrant has included as Exhibits 99.7 through 99.12 to the Amendment consents executed by each person who has been named as a future director of Cambium-Voyager Holdings, Inc. but who has not signed the Registration Statement.
Signatures, page II-7
109.	Please confirm that at least a majority of your board of directors has signed the registration statement.
Response 109: At present, the board of directors of Cambium-Voyager Holdings, Inc. consists solely of Messrs. Stevenson and Troeller. Thus, all of the members of the board have signed the Registration Statement.
Other
110.	The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.
Response 110: The financial statements have been updated to cover the interim period ended June 30, 2009, and will be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the Registration Statement.
111.	Please provide updated consents of the independent registered public accountants in any future amendments to your Form S-4 registration statement.
Response 111: The requested consents have been provided with the Amendment and will be provided as may be necessary in connection with any future amendments prior to the effective date of the Registration Statement.
* * * * *
As requested in the Comment Letter, in the event that Holdings requests acceleration of the effective date of the pending Registration Statement, it shall furnish a letter, at the time of such request, and shall acknowledge that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Holdings from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	Holdings may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you should have any questions concerning the enclosed matters, please do not hesitate to call Steven E. Siesser (at 212-204-8688) or Peter H. Ehrenberg (at 973-597-2350) of this office.
Very truly yours,
/s/ LOWENSTEIN SANDLER PC

cc:	Securities and Exchange Commission
Ms. Effie Simpson
Ms. Linda Cvrkel
Julie Rizzo, Esq.

Cambium-Voyager Holdings, Inc.
Mr. Scott J. Troeller

Voyager Learning Company
Mr. Richard J. Surratt
Mr. Bradley C. Almond

Perkins Coie LLP
John R. Thomas, Esq.